Exhibit 99.1

RNS Number:4073B
Wolseley PLC
30 July 2004

NEWS RELEASE

30 July 2004

Wolseley announces the conditional acquisition of Brooks Group Limited, the Ireland based timber and builders merchant for an estimated consideration of £120 million, together with the conditional sale of a number of Brooks Group freehold and leasehold properties for a minimum net consideration of £35 million

Wolseley plc, the world's leading specialist trade distributor of plumbing, heating and building materials products, announced today that one of its wholly owned subsidiaries has made an offer to purchase the entire share capital of Brooks Group Limited ("Brooks"), a leading Ireland based timber and builders merchant, from UPM-Kymmene Corporation ("UPM"). The offer is conditional upon approval of the appropriate competition authorities.

The acquisition of Brooks is in line with Wolseley's strategy of expanding its European operations into heavyside, spares and industrial and commercial markets. The estimated cash consideration of €183 million (£120 million), excluding net €30 million cash and bank balances acquired, will be financed from Wolseley's existing resources. The acquisition is expected to complete within the next two months. The final purchase price will be based upon the audited net assets as at the date of completion.

Wolseley has also signed today an agreement, conditional upon completion of the Brooks transaction, to sell a number of freehold and leasehold properties for a net aggregate consideration of not less than €53 million (£35 million).

The Brooks business

Brooks is the largest timber distributor and the third largest builders merchant in the combined Republic of Ireland and Northern Ireland ("Ireland") markets. Brooks conducts its business through a broad network of 18 branches located throughout Ireland and currently employs approximately 430 employees. For the year ended 31 December 2003, Brooks reported sales of €195 million (£128 million) and operating profit, before goodwill amortisation, of €9.4 million (£6.2 million). Net assets, excluding debt, at that date were €57.4 million (£37.8 million).

The key operational management of Brooks will remain with the business and join the Wolseley group reporting to Adrian Barden, Managing Director, Wolseley UK.

Acquisition benefits

Wolseley believes that there will be significant opportunities for synergies between Brooks and Heatmerchants, which is Wolseley's leading lightside distributor in Ireland, as well as between Brooks and Wolseley's other building materials businesses in the UK, France and the USA. Benefits are expected to be generated from diversification by product, by customer and by geography and from the use in both Brooks and Heatmerchants of the 'branch within a branch' concept which has been so successful in Wolseley UK.

Under the 'branch within a branch' concept in the UK, additional sales have been generated at low incremental cost from existing floor space by the installation of trade counters from one business stream into another; for example, a Hire Center counter into a Build Center. This concept facilitates cross selling a wider product range to existing customers and helps attract new customers for the existing business stream.

Financial effects of acquisition

The acquisition is expected to be earnings enhancing from the outset. Following the planned disposal of the property referred to above, the return on capital is expected to achieve Wolseley's normal return target, which is an incremental return of at least 5% over the gross weighted average cost of capital, within the first three years following the acquisition.

Excluding the Brooks acquisition, Wolseley has completed 15 acquisitions in the financial year to date at an aggregate spend of £123 million.

Charlie Banks, Group Chief Executive of Wolseley said:

"We are delighted to announce this acquisition which is in line with our strategy to expand our heavyside operations in Europe. Brooks is an excellent company and, along with Heatmerchants, our plumbing and heating distributor, provides Wolseley with a platform for further organic growth in the Ireland market. We look forward to welcoming the Brooks management and employees into the Wolseley group and to driving the business forward together."

Note: An exchange rate of £1 = €1.52 has been used throughout this announcement.

Enquiries:

Wolseley plc 0118 929 8700
Steve Webster
Group Finance Director

Brunswick 020 7404 5959
Andrew Fenwick
Nina Coad

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2003 were approximately £8.2 billion and operating profit, before goodwill, was £473 million. Wolseley has around 47,000 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOL.L, NYSE: WOS) and is in the FTSE 100 listed companies.

Heatmerchants supplies professional contractors with general heating and plumbing products. It was acquired by Wolseley plc in 1999 with 20 branches. It currently has 50 branches and employs over 400 people. The company has a nationwide presence across the Republic of Ireland and all of its branches are fed from a central distribution warehouse that is based in Athlone, in central Ireland.

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